Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International’s Cannabis Joint Venture Pure Sunfarms Begins Shipping Branded Product to Ontario Cannabis Store, Launches Brand and Introduces Eight Products for the Recreational Market

Vancouver, British Columbia, September 16, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) today announced its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has begun shipping branded dried cannabis products to the Ontario Cannabis Store (“OCS”), for retail sale in Ontario. Pure Sunfarms expects its first products to be available at licensed retailers in Ontario and through the OCS website this month.

Village Farms also announced that Pure Sunfarms has formally launched its brand and introduced eight strains of dried cannabis flower for the Canadian recreational market. More information about Pure Sunfarms’ brand and products is available on Pure Sunfarms’ new web site at www.puresunfarms.com.

“Introducing the Pure Sunfarms brand today to Canadians is a culmination of our team’s efforts, and we hope consumers see the passion and care our people have worked hard to bring to life,” said Mandesh Dosanjh, President and CEO, Pure Sunfarms. “British Columbia has a reputation for growing some of the best cannabis in the world, and we are proud to introduce a suite of products which will continue to celebrate this legacy. Our scale, along with the team’s deep agricultural roots and steadfast dedication to craftmanship, has allowed us to cultivate great-quality products at an approachable price-point. In this evolving industry, we hope Canadians will come to know the quality and consistency of Pure Sunfarms’ products and love it as much as we do.”

“Today’s announcement marks another significant milestone as Pure Sunfarms establishes itself as a premier vertically integrated supplier of branded cannabis products to the Canadian recreational market,” said Michael DeGiglio, CEO, Village Farms International. “Already one of the most profitable Canadian cannabis producers, Pure Sunfarms will now benefit from higher margin sales as it launches its products in Canada’s largest province, home to nearly 40% of the country’s population.”

Mr. DeGiglio added, “Pure Sunfarms was born out of Village Farms’ rich history and decades of experience in large-scale, low-cost vertically integrated precision agricultural. We are proud to see our heritage reflected in the Pure Sunfarms brand, which we are confident will resonate with the Canadian consumer. Leveraging both its high-quality product and low-cost production, Pure Sunfarms will be uniquely and advantageously positioned in the Canadian market.”

The Pure Sunfarms brand was built around the philosophy of ‘plants and people first,’ expressing a long-standing relationship and deep appreciation for cannabis across Canada’s west coast. It was designed to reflect the team’s unique and diverse agricultural experience with not just cannabis, but other crops like tomatoes and peppers, sharing the story of cannabis from a different perspective.

Pure Sunfarms’ wide collection of strains offers high-quality product in potency, flavour, and consistency to meet the tastes and needs of consumers and retailers alike. Cultivars such as Afghan Kush, selected for its history and potency, and White Rhino, chosen for its upfront aromatics, will be two of the first strains coming to market. The current collection also includes Critical Kali Mist, Hash Plant, Headband, Island Honey, Purple Sun God and Pure Sun CBD.

In addition to Ontario, Pure Sunfarms expects its first products to be available at licensed retailers and online in British Columbia in the coming weeks. As previously announced, on September 6, 2019 Pure Sunfarms received from Health Canada the amendment to its license permitting it to sell and distribute packaged, Pure Sunfarms-branded dried cannabis products directly to provincial/territorial wholesalers and authorized private retailers in accordance with provincial/territorial frameworks in Canada (sometimes referred to as a “packaging license”), effective immediately. Pure Sunfarms has supply agreements in place with the Ontario Cannabis Retail Corporation (the “OCRC”, operating as the Ontario Cannabis Store) and the British Columbia Liquor Distribution Branch (the “BCLDB”). Combined, Ontario and British Columbia comprise more than half of Canada’s population. Pure Sunfarms continues to advance discussions with other provincial distributors for potential supply agreements to further expand its presence in the Canadian cannabis market.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp and Arkansas Valley Green and Gold Hemp, for outdoor hemp cultivation and CBD extraction and is pursuing controlled environment hemp production at a portion of its Texas greenhouse operations, which total 5.7 million square feet of production area.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

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